Exhibit 5.2

BELLUS Health Inc.

275 Armand-Frappier Blvd.

Laval, Quebec H7V 4A7

Canada

Re: BELLUS Health Inc.

We hereby consent to the use of our name in the Registration Statement on Form F-10 filed by BELLUS Health Inc. on December 14, 2020, as such may thereafter be amended or supplemented, and in the short-form base shelf prospectus dated December 14, 2020 included therein, on the cover pages and under the heading “Legal Matters.”

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ Davies Ward Phillips & Vineberg LLP

Davies Ward Phillips & Vineberg LLP

Montreal, Québec

December 14, 2020